  Exhibit 99.5

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com

PRESS RELEASE

DENISON REPORTS RESULTS FROM Q1 2019

Toronto, ON – May 1, 2019. Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today filed its Consolidated Financial Statements and Management’s Discussion & Analysis (“MD&A”) for the quarter ended March 31, 2019. Both documents can be found on the Company’s website at www.denisonmines.com or on SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov/edgar.shtml). The highlights provided below are derived from these documents and should be read in conjunction with them. All amounts in this release are in Canadian dollars unless otherwise stated.

David Cates, President and CEO of Denison commented, “Following the Company’s decision, in late 2018, to advance the planned Phoenix ISR operation through the regulatory approvals and feasibility study processes, our focus during the first quarter of 2019 has turned to execution of our project plans for 2019 and the coming years. Accordingly, during Q1’2019, important work has been initiated on both the regulatory side (with the submission of a Project Description and Technical Proposal to the applicable federal and provincial regulators), and the feasibility study side (with advancement of our detailed planning for an ISR field test planned for the summer of 2019).

On the exploration side, our Saskatoon based technical team continues to identify highly prospective areas for further drill testing / follow-up – including the recent discovery of unconformity-hosted uranium mineralization along the southern portion of the K West trend on the Wheeler River property, and the intersection of uranium mineralization in multiple drill holes at the GB Zone on the Waterbury Lake property.

With ongoing exploration at high-priority properties, and Denison’s ambitious plans for the advancement of the planned Phoenix ISR operation, investors should be encouraged by the combination of exploration discovery and important Phoenix ISR de-risking catalysts that are on the horizon in 2019 and beyond.”

PERFORMANCE HIGHLIGHTS

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Execution of activities to advance the Wheeler River Project

During the first quarter of 2019, the Company executed on its decision to advance the Wheeler River Project (‘Wheeler River’) following the release of the project’s Pre-Feasibility Study (‘PFS’) in 2018. Activities in the quarter include the submission of the Project Description (‘PD’) to the Canadian Nuclear Safety Commission (‘CNSC’) and a Technical Proposal to the Saskatchewan Ministry of Environment – acceptance of which are required to officially initiate the Environmental Assessment (‘EA’) process. In addition, engineering activities continue in regards to the proposed Phoenix In-Situ Recovery (‘ISR’) project – including the advancement of the ISR field test planned for the summer of 2019, as well as certain other studies designed to support the future Feasibility Study (‘FS’).

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Successful completion of winter exploration drilling programs

At Wheeler River, the Company discovered unconformity-hosted uranium mineralization along the southern portion of the K West trend, including 0.08% eU3O8 over 1.3 metres in drill hole WR-756, accompanied by strong sulphide mineralization and other geological features commonly associated with unconformity-related uranium deposits. Follow up of the result in drill hole WR-756 is warranted, particularly given the wide spacing of reconnaissance drill holes completed on this portion of the K West trend – roughly 600 metre spacing of drill holes along strike.

At Waterbury Lake, follow-up drilling completed at the GB Zone intersected basement-hosted mineralization in multiple drill holes, including 0.15% U3O8 over 6.0 metres in drill hole WAT19-480, and 0.25% U3O8 over 2.0 metres and 0.22% U3O8 over 1.5 metres in drill hole WAT19-486.

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Renewal of Management Services Agreement with Uranium Participation Corp.

The Company, through its subsidiary, Denison Mines Inc., has entered into a new five year agreement to provide management services to Uranium Participation Corp. (‘UPC’). The Company’s 2019 Outlook includes $1,920,000 in estimated management fees from UPC, based on a uranium price of US$28.75 per pound U3O8, and excludes any additional fees that may become payable to Denison as a result of future uranium purchases or sales. Based on the fees estimated for 2019, the new agreement has the potential to generate over $9,000,000 in management fees to Denison over the five year term.

Technical Disclosure and Qualified Person

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. True thicknesses of the mineralization at the GB Zone are expected to be approximately 75% of the intersection lengths, and the true thickness of the mineralization at K West is not yet determined. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 12, 2019 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

The disclosure of scientific and technical information regarding Denison’s properties in this news release was prepared or reviewed by Dale Verran, MSc, P.Geo., Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101.

For more information, please contact

David Cates	(416) 979 - 1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689 - 7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this news release contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions; exploration, development and expansion plans and objectives, including the results of the PFS and plans for the regulatory and feasibility study processes for Wheeler River; Statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through exploration; expectations regarding the terms and continuity of, and revenues from, the UPC management contract. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 12, 2019 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this news release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this news release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This news release may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards ("NI 43-101") and are recognized and required by Canadian regulations, the United States Securities and Exchange Commission ("SEC") does not recognize them. 'Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.  References to estimates of mineral reserves in this news release have been prepared in accordance with NI 43-101. The definition of probable mineral reserves used in NI 43-101 differs from the definition used by the SEC in the SEC's Industry Guide 7.  Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made, pursuant to a "final" feasibility study that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Denison has not prepared a feasibility study for the purposes of NI 43-101 or the requirements of the SEC.  Accordingly, Denison's probable mineral reserves disclosure may not be comparable to information from U.S. companies subject to the reporting and disclosure requirements of the SEC.